

Mail Stop 3720

December 3, 2008

By U.S. Mail and facsimile to 866-234-3706

Mr. Jeffrey D. Thomas
Chief Executive Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Rd.
Spokane, WA 99224

> **RE: Ambassadors Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **and Document Incorporated by Reference**
> **Filed March 6, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 000-33347**

Dear Mr. Thomas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director